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October 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

Re:	Khosla Ventures Acquisition Co. II

Registration Statement on Form S-4

Filed July 20, 2021

File No. 333-258033

Dear Mr. Derby:

On behalf of our client, Khosla Ventures Acquisition Co. II (the “Company” or “KVSB”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 27, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s registration statement on Form S-4 filed with the Commission on September 10, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing an amendment to the Registration Statement (“Amendment No. 2”).

October 1, 2021

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold face type below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 2 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Amendment No. 1 to Form S-4 filed September 10, 2021

Sponsor Support Agreement, page 11

1.

We note your response to prior comment 2. Please revise to disclose all consideration received in exchange for the waiver of redemption rights. In that regard, we note your response that certain holders “agreed to waive redemption rights with respect to any public shares of KVSB acquired by them prior to the Business Combination (if any) in partial consideration of receiving shares of KVSB Class B common stock.” (emphasis added).

Response: The Company clarifies its prior response to comment 2 to note that in connection with the initial public offering of the Company (the “IPO”), the underwriters for the IPO (the “Underwriters”) required as a condition precedent to the IPO in the underwriting agreement that each of the sponsor and all of the directors and officers the Company (the “Insiders”) enter into a letter agreement with the Company pursuant to which each Insider agreed, among other things, not to redeem any shares of Class A Common Stock owned by such Insider in connection with the initial business combination of the Company.1

Further, in connection with entering into the Agreement and Plan of Merger (the “Merger Agreement”) with Nextdoor, Inc. (“Nextdoor”), Nextdoor required as a condition precedent to entering into the Merger Agreement that each of the Insiders enter into the sponsor support agreement pursuant to which each Insider agreed, among other things, not to redeem any shares of Class A Common Stock owned by such Insider in connection with the business combination with Nextdoor, and that such sponsor support agreement could not be amended or waived without the written consent of Nextdoor.2

[1]

Note: Please see (i) Section 8(e) of the Underwriting Agreement filed as Exhibit 1.1 to the Company’s registration statement on Form S-1 filed with the Commission on March 18, 2021 (the “IPO S-1”) and (ii) Section 1(ii) of the Letter Agreement filed as Exhibit 10.7 to the IPO S-1.

[2]	Note: See the 12th Whereas clause in the recitals in the Merger Agreement and Section 3.4 of the Sponsor Support Agreement.

October 1, 2021

Key Business Metrics, page 218

2.

We note your response to prior comment 14. Please revise to provide additional context regarding what constitutes monetizable content in your email to users and how the company earns revenue from such monetizable content.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 224 of Amendment No. 2.

3.

We note your response to prior comment 15. Please revise to provide balancing disclosure indicating that the DAU to WAU ratio is not a key performance indicator used by management in evaluating its business, why you have included it in this section, and that you do not intend to include it in future filings.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 226 of Amendment No. 2.

Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 221

4.

You disclose that for the six months ended June 30, 2021, Financial Services, Home Services, Home Improvement, Cable, Technology and Communications and Home Security represented your five largest enterprise verticals. Clarify what portion of your total revenue these five largest enterprise verticals represented for each period presented, and describe and quantify the industries that comprise the remaining revenue.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 223 of Amendment No. 2. Moreover, the Company notes to the Staff that Nextdoor only began identifying customer verticals for those customers that procure advertisements through its sales force within its customer relationship management system in the first quarter of 2020. As a result, the Company has not presented such data for the year ended December 31, 2019 as Nextdoor is unable to produce such information in a manner consistent with other periods.

5.

Please tell us the amount of revenue generated from each category of large brands, small businesses using neighborhood sponsorships and local deals, and public agencies. While we note your response to comment 13 states that large brands and small and mid-sized business will purchase ad impressions through a single unified offering and have access to the same inventory, it is unclear how this impacted the consideration you gave to separately disclosing this revenue and why this information is not meaningful to investors. In this regard, these groups would appear to be impacted by different economic factors and have different revenue growth prospects. Further, your disclosure on page 228 appears to indicate that you incur additional sales and marketing expenses for your small and mid-sized customer acquisition. As such, these customers appear to have different cost structures and generate different operating results.

October 1, 2021

Response: The Company advises the Staff that Nextdoor does not currently optimize for revenue generation across customer types or sales channels; rather, it optimizes for revenue growth and sales and marketing effectiveness as a whole. Nextdoor disaggregates its revenue by geographic markets because this disaggregation is considered meaningful to Nextdoor and its investors as the cost structures and operating results are different outside the U.S. and because its international expansion is one of the key factors affecting Nextdoor’s long-term performance and growth. As Nextdoor’s international expansion continues, Nextdoor expects the variations by geography to become increasingly meaningful to investors and Nextdoor will therefore continue to monitor the level at which geographic disaggregation of revenue is disclosed and whether further geographic disaggregation will be meaningful to investors in the future.

Nextdoor has not historically tracked, and it has not collected specific information with respect to, the amount of revenue generated by the customer categories noted in the Staff’s comment. While it has not tracked revenue by customer category, Nextdoor had historically been able to reasonably estimate what portion of its revenue came from large brands versus small and mid-sized businesses based on the way that a customer procured an advertisement because historically it has been Nextdoor’s experience that large brands had generally procured advertisements through Nextdoor’s sales force and small and mid-sized businesses had generally procured advertisements through its neighborhood sponsorships and local deals self-serve platform. However, the accuracy of these estimates has and continues to diminish over time as a result of changes that Nextdoor has made and is continuing to make to its platform in order to align with management’s focus on growing overall revenue by driving increased yield from advertisement sales, regardless of customer type. To align with this focus and to also further align with the broader advertising industry and its peers, in 2020, Nextdoor launched its self-serve advertising platform to allow all businesses to procure advertisements in the same manner. This has resulted in businesses of all sizes purchasing through the self-serve platform, which has diminished the accuracy of any estimates Nextdoor can make regarding revenue by customer category that were previously ascertained by the proxy of advertisement procurement. Moreover, Nextdoor is in the process of further unifying its neighborhood sponsorships and local deals self-serve platform and its self-serve advertising platform such that all customers (including large brands, small and mid-sized businesses, and public agencies) will have access to the same inventory, underscoring Nextdoor’s focus on optimizing for revenue growth regardless of customer category and further diminishing Nextdoor’s ability to estimate revenue by customer category in the future as well as the usefulness of such disaggregation. As a result, Nextdoor is not able to accurately estimate and report revenue by customer category of large brands, small businesses using neighborhood sponsorships and local deals, and public agencies. Notwithstanding the inherent

October 1, 2021

limitations in these estimates, in a desire to be responsive to the Staff’s request for revenue from each customer category, using the way that a customer procured an advertisement as a proxy of the customer category, Nextdoor estimates that for 2019 and 2020 and the six months ended June 30, 2021, large brands made up approximately 80%, 75%, and 60% of its revenue, respectively, and the rest of its revenue came primarily from small and mid-sized businesses. All categories of advertisers have grown during these periods. The decrease in the percent of revenue from advertisements procured through Nextdoor’s sales force is due to changes to the platform that have provided additional access to small and mid-sized businesses.

Further, because Nextdoor optimizes for revenue growth and sales and marketing effectiveness as a whole, Nextdoor does not measure cost structures and operating results by customer category or sales channel. While Nextdoor uses different methods and incurs different types of costs to attract small and mid-sized businesses compared to large brands, it does not incur additional sales and marketing expenses to attract small and mid-sized businesses. Nextdoor does not leverage its sales force to attract small and mid-sized businesses. Instead, Nextdoor attracts small and mid-sized businesses organically through earned media, word of mouth and referrals, and through partnerships. When businesses establish a presence on Nextdoor they both enhance the offering and relevance for users and become potential buyers of advertising products. For this reason, Nextdoor also invests in digital advertising to attract small and mid-sized businesses to either advertise on its platform or simply establish their business presence on the platform.

Nextdoor focuses on measuring total revenue, does not track different cost structures, and does not have operating results or metrics by customer type or sales channel, since doing so does not align with how it organizes its internal teams or how it evaluates the performance of the business. Revenue from Nextdoor’s advertising arrangements is recognized in a similar manner (i.e., over time) and affected by similar economic factors (i.e., industry demand for digital advertising). Nextdoor considered ASC 606-10-55-90 and 55-91 when selecting the types of categories to use to disaggregate revenue and how information about Nextdoor’s revenue has been presented for other purposes. Nextdoor considered whether customer type or sales channel would provide meaningful categories of disaggregation that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. However, the fundamental economics of the revenue generated and recognized from Nextdoor’s customers do not differ based on type of customer or sales channel as all of Nextdoor’s advertising arrangements result in recognizing advertising revenue over time, which is as the advertisements are delivered or over relatively short periods of time, and the monetization of advertisements does not vary based on customer type or sales channel because Nextdoor has discretion to establish pricing and uses consistent pricing practices, regardless of the customer or sales channel.

October 1, 2021

Nextdoor believes that the disaggregation of revenue by geographic market is most meaningful to Nextdoor and its investors. In reaching this conclusion Nextdoor evaluated alternative disclosures, including the disaggregation of revenue by customer type or sales channel, and believes such disclosure would not enhance its disclosure as the nature, amount, timing, and uncertainty of revenues and cash flows does not vary by customer type or sales channel. As such, Nextdoor does not currently disclose, or intend to disclose, disaggregation of revenue by customer type or sales channel in its future earnings releases, investor presentations, or annual and quarterly reports for New Nextdoor.

Financial Statements – Khosla Ventures Acquisition Co. II Notes to Financial Statements Note 2—Summary of Significant Accounting Policies Marketable Securities Held in Trust Account, page F-11

6.

Your disclosure indicates that as of June 30, 2021, the assets held in the Trust Account were invested in Goldman Sachs funds. Please clarify the specific nature of the securities held and how you determined fair value.

Response: The Company has revised its disclosure on page F-11 to clarify that the Company’s portfolio of investments held in the Trust Account are comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less, classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in gain on marketable securities, dividends and interest held in the Trust Account in the accompanying statement of operations. The fair value for trading securities is determined using quoted market prices in active markets.

Note 4—Related Party Transactions Class B Common Stock, page F-24

7.

We note that your Class B common stock will automatically convert into shares of Class A common stock on the first business day following the completion of your initial business combination at a ratio that is based on the number of Class A common stock issued and outstanding. Tell us how you considered whether any adjustments to the settlement amount of your Class B shares are based on a variable that is not an input to the fair value of a fixed for fixed option under ASC 815-40.

Response: The Company acknowledges the Staff’s comment. The Company advises the Staff that it has evaluated ASC 815-40 with respect to the Class B shares and, following such evaluation, determined that ASC 815-40 is not applicable with respect to the Class B shares. The Company advises the Staff that the Class B shares are equity instruments issued in the form of a share. In evaluating the embedded conversion option for bifurcation, the Company determined that the Class B shares are an equity host contract, and the embedded conversion feature was determined to be clearly and closely related to the host contract. As a result, the Company concluded that the embedded conversion option should not be bifurcated from the host contract and, as a result, ASC 815-40, which is only applicable for equity-linked instruments or embedded features that are not clearly and closely related to the host contract, is not applicable to the Class B shares.

October 1, 2021

If you have additional questions or require any additional information with respect to Amendment No. 2 or this letter, please do not hesitate to contact me at brian.paulson@lw.com or at (415) 395-8149.

Very truly yours,

/s/ Brian D. Paulson
Brian D. Paulson of LATHAM & WATKINS LLP

cc:	Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Senior Staff Accountant

Jan Woo, Legal Branch Chief

Peter Buckland, Chief Financial Officer of Khosla Ventures Acquisition Co. II

Jim Morrone, Latham & Watkins LLP

Cynthia C. Hess, Fenwick & West LLP

Ethan A. Skerry, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP